                           OFFER TO PURCHASE FOR CASH

                             AIMCO PROPERTIES, L.P.
 IS OFFERING TO PURCHASE UP TO 275.06 UNITS OF LIMITED PARTNERSHIP INTEREST IN

                      VMS NATIONAL RESIDENTIAL PORTFOLIO I
            (A PARTICIPANT IN VMS NATIONAL PROPERTIES JOINT VENTURE)

                            FOR $41 PER UNIT IN CASH

Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer.

We will only accept a maximum of 45% of the outstanding units in response to our offer. If more units are tendered to us, we will generally accept units on a pro rata basis according to the number of units tendered by each person.

Our offer and your withdrawal rights will expire at 5:00 p.m., New York City time, on July 30, 1999, unless we extend the deadline.

YOU WILL NOT PAY ANY FEES OR COMMISSIONS IF YOU TENDER YOUR UNITS.

Our offer is not subject to any minimum number of units being tendered.

     SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THIS OFFER TO PURCHASE FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

     - We determined the offer price of $41 per unit without any arms-length negotiations. Accordingly, our offer price may not reflect the fair market value of your units.

     - Your general partner and the property manager of the properties are subsidiaries of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

     - We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

     - Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

     - It is possible that we may conduct a subsequent offer at a higher price.

     - For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of properties owned by your partnership.

     - If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions.

     If you desire to accept our offer, you should complete and sign the letter of transmittal in accordance with the instructions thereto and mail or deliver the signed letter of transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this offer to purchase. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

                                 June 16, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
INTRODUCTION................................................    1
RISK FACTORS................................................    1
  No Third Party Valuation or Appraisal; No Arms-Length
     Negotiation............................................    1
  No Fairness Opinion From a Third Party....................    2
  Offer Price May Not Represent Fair Market Value...........    2
  Offer Price Does Not Reflect Future Prospects.............    2
  Offer Price Based on Our Estimate of Liquidation
     Proceeds...............................................    2
  Offer Price May Not Represent Liquidation Value...........    2
  Continuation of the Partnership; No Time Frame Regarding
     Sale of Properties.....................................    2
  Holding Units May Result in Greater Future Value..........    2
  Conflicts of Interest With Respect to the Offer; No
     General Partner Recommendation.........................    2
  Conflicts of Interest Relating to Management Fees.........    3
  Possible Subsequent Offer at a Higher Price...............    3
  Recognition of Taxable Gain on a Sale of Your Units.......    3
  Loss of Future Distributions from Your Partnership........    3
  Possible Increase in Control of Your Partnership by Us....    3
  Recognition of Gain Resulting from Possible Future
     Reduction in Your Partnership Liabilities..............    3
  Possible Termination of Your Partnership for Federal
     Income Tax Purposes....................................    4
THE OFFER...................................................    4
  Section 1. Terms of the Offer; Expiration Date;
     Proration..............................................    4
  Section 2. Acceptance for Payment and Payment for Units...    5
  Section 3. Procedure for Tendering Units..................    5
  Section 4. Withdrawal Rights..............................    7
  Section 5. Extension of Tender Period; Termination;
     Amendment..............................................    8
  Section 6. Certain Federal Income Tax Matters.............    8
  Section 7. Effects of the Offer...........................   11
  Section 8. Information Concerning Us and Certain of Our
     Affiliates.............................................   12
  Section 9. Background and Reasons for the Offer...........   13
  Section 10. Position of the General Partner of Your
     Partnership With Respect to the Offer..................   19
  Section 11. Conflicts of Interest and Transactions with
     Affiliates.............................................   20
  Section 12. Future Plans of the Purchaser.................   21
  Section 13. Certain Information Concerning Your
     Partnership............................................   22
  Section 14. Voting Power..................................   29
  Section 15. Source of Funds...............................   29
  Section 16. Dissenters' Rights............................   30
  Section 17. Conditions of the Offer.......................   30
  Section 18. Certain Legal Matters.........................   32
  Section 19. Fees and Expenses.............................   32
ANNEX I -- OFFICERS AND DIRECTORS...........................  I-1

                                  INTRODUCTION

     We are offering to purchase up to 275.06 units, representing approximately 45% of the outstanding units of limited partnership interest in your partnership, for the purchase price of $41 per unit, net to the seller in cash, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from the date hereof until the expiration date. Our offer is made upon the terms and subject to the conditions set forth in this offer to purchase and in the accompanying letter of transmittal.

     If you tender your units in response to our offer you will not be obligated to pay any commissions or partnership transfer fees but will be obligated to pay any transfer taxes (see Instruction 8 to the letter of transmittal). We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of units being tendered. However, certain other conditions do apply. See "The Offer -- Section 17." You may tender all or any portion of the units that you own. Under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the agreement of limited partnership of your partnership.

     Our offer will expire at 5:00 p.m., New York City time, on July 30, 1999, unless extended. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent, either with your units to be tendered or in compliance with the specified procedures for guaranteed delivery of units. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after August 16, 1999.

     We are AIMCO Properties, L.P., a Delaware limited partnership. Together with our subsidiaries, we conduct substantially all of the operations of Apartment Investment and Management Company, or AIMCO. AIMCO is a self-administered and self-managed real estate investment trust engaged in the ownership, acquisition, development, expansion and management of multifamily apartment properties. As of March 31, 1999, AIMCO owned or managed 373,409 apartment units in 2,071 properties located in 49 states, the District of Columbia and Puerto Rico. AIMCO's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV."

     As a result of our October 1, 1998 merger with Insignia Financial Group, Inc. and our February 26, 1999 merger with Insignia Properties Trust, we acquired a 100% ownership interest in the general partner of your partnership and the company that manages the residential properties owned by your partnership.

     VMS National Properties Joint Venture ("NPJV") is a general partnership which owns and operates the properties described herein. The two joint venturers are VMS National Residential Portfolio I, an Illinois limited partnership ("NRP I") and VMS National Residential Portfolio II, an Illinois limited partnership ("NRP II"). The general partner of NRP I and NRP II is MAERIL, Inc., which, as a result, controls the management of NPJV. For purposes of this offer, the general partner will refer to MAERIL, Inc. and your partnerships's property will refer to the property held by NPJV.

                                  RISK FACTORS

     Before deciding whether or not to tender any of your units, you should consider carefully the following risks and disadvantages of the offer:

NO THIRD PARTY VALUATION OR APPRAISAL; NO ARMS-LENGTH NEGOTIATION

     We did not base our valuation of the properties owned by your partnership on any third-party appraisal or valuation. We established the terms of our offer without any arms-length negotiation. The terms of the offer could differ if they were subject to independent third party negotiations. It is uncertain whether our offer price reflects the value which would be realized upon a sale of your units to a third party.

NO FAIRNESS OPINION FROM A THIRD PARTY

     We did not obtain an opinion from a third party that our offer price is fair from a financial point of view.

OFFER PRICE MAY NOT REPRESENT FAIR MARKET VALUE

     There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of the units. Our offer price does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher than our offer price.

OFFER PRICE DOES NOT REFLECT FUTURE PROSPECTS

     Our offer price is based on your partnership's historical property income. It does not ascribe any value to potential future improvements in the operating performance of your partnership's properties.

OFFER PRICE BASED ON OUR ESTIMATE OF LIQUIDATION PROCEEDS

     The offer price represents only our estimate of the amount you would receive if we liquidated the partnership. In determining the liquidation value, we used the direct capitalization method to estimate the value of your partnership's properties because we think a prospective purchaser of the properties would value the properties using this method. In doing so, we applied a capitalization rate to your partnership's property income for the year ended December 31, 1998. If property income for a different period or a different capitalization rate was used, a higher valuation could result. Other methods of valuing your units could also result in a higher valuation.

OFFER PRICE MAY NOT REPRESENT LIQUIDATION VALUE

     The actual proceeds obtained from a liquidation are highly uncertain and could be more than our estimate. Accordingly, our offer price could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.

CONTINUATION OF THE PARTNERSHIP; NO TIME FRAME REGARDING SALE OF PROPERTIES

     Your general partner (which is our subsidiary) is proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a sale of any property. It is not known when the properties owned by your partnership may be sold. There may be no way to liquidate your investment in the partnership in the future until the properties are sold and the partnership is liquidated. The general partner of your partnership continually considers whether a property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. At the current time the general partner of your partnership believes that a sale of the properties would not be advantageous given market conditions, the condition of the properties and tax considerations. In particular, the general partner considered the changes in the local rental market, the potential for appreciation in the value of the properties and the tax consequences to you and your partners on a sale of the properties. We cannot predict when any property will be sold or otherwise disposed of.

HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE

     You might receive more value if you retain your units until your partnership is liquidated.

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER; NO GENERAL PARTNER
RECOMMENDATION

     The general partner of your partnership is our subsidiary and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. We determined our offer price without negotiation with any other party, including any general or limited partner.

Because of our affiliation with the general partner of your partnership, your general partner makes no recommendation as to whether you should tender your units.

CONFLICTS OF INTEREST RELATING TO MANAGEMENT FEES

     Since our subsidiaries receive fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, the general partner of your partnership or the property manager of any property owned by your partnership would result in a decrease or elimination of the substantial fees paid to them for services provided to your partnership.

POSSIBLE SUBSEQUENT OFFER AT A HIGHER PRICE

     It is possible that we may conduct a subsequent offer at a higher price. Such a decision will depend on, among other things, the performance of the partnership, prevailing economic conditions, and our interest in acquiring additional limited partnership interests.

RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS

     Your sale of units for cash will be a taxable sale, with the result that you will recognize gain or loss measured by the difference between the amount realized on the sale and your adjusted tax basis in the units of limited partnership interest of your partnership you transfer to us. The particular tax consequences for you of our offer will depend upon a number of factors related to your tax situation, including your tax basis in your units of limited partnership interest of your partnership you transfer to us, whether you dispose of all of your units and whether you are no longer subject to the "passive loss" rules with respect to your partnership. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor with specific reference to your own tax situation.

LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP

     If you tender your units in response to our offer, you will transfer to us all right, title and interest in and to all of the units we accept, and the right to receive all distributions in respect of such units on and after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of properties owned by your partnership.

POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US

     Because the general partner of your partnership is our subsidiary, we control the management of your partnership. In addition, if we acquire more units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions. Furthermore, in the event that we acquire a substantial number of units pursuant to our offer, removal of a general partner without our consent may become more difficult or impossible. We also own a majority of the company that manages the properties owned by your partnership. In the event that we acquire a substantial number of units pursuant to our offer, removal of any property manager without our consent may become more difficult or even impossible.

RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES

     Generally, a decrease in your share of partnership liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although no general partner of your partnership has any current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause a general partner to reduce the liabilities of your partnership. If you retain all or a portion of your units of limited partnership interest of your partnership and the liabilities of your partnership were to be reduced, you will be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of the partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.

POSSIBLE TERMINATION OF YOUR PARTNERSHIP FOR FEDERAL INCOME TAX PURPOSES

     If there is a sale or exchange of 50% or more of the total interest in capital and profits of your partnership within any 12-month period, including sales or exchanges resulting from our offer, your partnership will terminate for Federal income tax purposes. Any such termination may, among other things, subject the assets of your partnership to longer depreciable lives than those currently applicable to the assets of your partnership. This would generally decrease the annual average depreciation deductions allocable to you if you do not tender all of your interests of your partnership (thereby increasing the taxable income allocable to your interests of your partnership each year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership. Any such termination may also change (and possibly shorten) your holding period with respect to your interests of your partnership that you choose to retain.

                                   THE OFFER

SECTION 1. TERMS OF THE OFFER; EXPIRATION DATE; PRORATION.

     Upon the terms and subject to the conditions of the offer, we will accept (and thereby purchase) up to 275.06 units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in "The Offer -- Section 4." For purposes of the offer, the term "expiration date" shall mean 5:00 p.m., New York City time, on July 30, 1999, unless we in our sole discretion shall have extended the period of time for which the offer is open, in which event the term "expiration date" shall mean the latest time and date on which the offer, as extended by us, shall expire. See "The Offer -- Section 5" for a description of our right to extend the period of time during which the offer is open and to amend or terminate the offer.

     The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or after the commencement of our offer and prior to the date on which we acquire your units pursuant to our offer.

     If, prior to the expiration date, we increase the consideration offered to limited partners pursuant to the offer, the increased consideration will be paid for all units accepted for payment pursuant to the offer, whether or not the units were tendered prior to the increase in consideration.

     If more than 275.06 units are validly tendered prior to the expiration date and not properly withdrawn prior to the expiration date in accordance with the procedures specified in Section 4, we will, upon the terms and subject to the conditions of the offer, accept for payment and pay for an aggregate of 275.06 of the units so tendered, pro rata according to the number of units validly tendered by each limited partner and not properly withdrawn on or prior to the expiration date, with appropriate adjustments to avoid purchases of fractional units. If the number of units validly tendered and not properly withdrawn on or prior to the expiration date is less than or equal to 275.06 units, we will purchase all units so tendered and not withdrawn, upon the terms and subject to the conditions of the offer.

     If proration of tendered units is required, then, subject to our obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934 (the "Exchange Act") to pay limited partners the purchase price in respect of units tendered or return those units promptly after termination or withdrawal of the offer, we do not intend to pay for any units accepted for payment pursuant to the offer until the final proration results are known. Notwithstanding any such delay in payment, no interest will be paid on the cash offer price.

     The offer is conditioned on satisfaction of certain conditions. THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM AMOUNT OF UNITS BEING TENDERED. See "The Offer -- Section 17," which sets forth in full the conditions of the offer. We reserve the right (but in no event shall we be obligated), in our reasonable discretion, to waive any or all of those conditions. If, on or prior to the expiration date, any or all of the conditions have not been satisfied or waived, we reserve the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units to tendering limited partners, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the withdrawal rights of limited partners, retain the units that have been tendered during the period or periods for which the offer is extended, or (iv) amend the offer. The transfer of units will be effective April 1, 1999.

     This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record by Individual Retirement Accounts and qualified plans, beneficial owners of units, as of June 16, 1999.

SECTION 2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS.

     Upon the terms and subject to the conditions of the offer, we will purchase, by accepting for payment, and will pay for, up to 275.06 units validly tendered as promptly as practicable following the expiration date. A tendering beneficial owner of units whose units are owned of record by an Individual Retirement Account or other qualified plan will not receive direct payment of the offer price; rather, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed letter of transmittal and other documents required by the letter of transmittal. See "The Offer -- Section 3." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the offer, we will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units, if, as and when we give verbal or written notice to the Information Agent of our acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering limited partners for the purpose of receiving cash payments from us and transmitting cash payments to tendering limited partners.

     If any tendered units are not accepted for payment by us for any reason, the letter of transmittal with respect to such units not purchased may be destroyed by us or the Information Agent. If, for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or we are unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to our rights under "The
Offer -- Section 17," the Information Agent may, nevertheless, on our behalf retain tendered units, and those units may not be withdrawn except to the extent that the tendering limited partners are entitled to withdrawal rights as described in "The Offer -- Section 4;" subject, however, to our obligation under Rule 14e-1(c) under the Exchange Act, to pay you the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     We reserve the right to transfer or assign, in whole or in part, to one or more of our affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve us of our obligations under the offer or prejudice your rights to receive payment for units validly tendered and accepted for payment pursuant to the offer.

SECTION 3. PROCEDURE FOR TENDERING UNITS.

     Valid Tender. To validly tender units pursuant to the offer, a properly completed and duly executed letter of transmittal and any other documents required by such letter of transmittal must be received by the Information Agent, at one of its addresses set forth on the back cover of this offer to purchase, on or prior to the expiration date. You may tender all or any portion of your units. No alternative, conditional or contingent tenders will be accepted.

     Signature Requirements. If the letter of transmittal is signed by the registered holder of a unit and payment is to be made directly to that holder, then no signature guarantee is required on the letter of transmittal. Similarly, if a unit is tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the

United States (each an "Eligible Institution"), no signature guarantee is required on the letter of transmittal. However, in all other cases, all signatures on the letter of transmittal must be guaranteed by an Eligible Institution.

     In order for you to tender in the offer, your units must be validly tendered and not withdrawn on or prior to the expiration date.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT YOUR OPTION AND RISK AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     Appointment as Proxy; Power of Attorney. By executing the letter of transmittal, you are irrevocably appointing us and our designees as your proxy, in the manner set forth in the letter of transmittal, each with full power of substitution, to the fullest extent of the your rights with respect to the units tendered by and accepted for payment by you. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, we accept the tendered unit for payment. Upon such acceptance for payment, all prior proxies given by you with respect to the units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). We and our designees will, as to those units, be empowered to exercise all voting and other rights as a limited partner as we, in our sole discretion, may deem proper at any meeting of limited partners, by written consent or otherwise. We reserve the right to require that, in order for units to be deemed validly tendered, immediately upon our acceptance for payment for the units, we must be able to exercise full voting rights with respect to the units, including voting at any meeting of limited partners then scheduled or acting by written consent without a meeting. By executing the letter of transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with our directions. The proxy and power of attorney granted by you to us upon your execution of the letter of transmittal will remain effective and be irrevocable for a period of ten years following the termination of our offer.

     By executing the letter of transmittal, you also irrevocably constitute and appoint us and our managers and designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by us. Such appointment will be effective when, and only to the extent that, we pay for your units. You agree not to exercise any rights pertaining to the tendered units without our prior consent. Upon such payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, we and our managers and designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (and execute and deliver any accompanying evidences of transfer and authenticity it may deem necessary or appropriate in connection therewith),
(ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which we acquire such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer, (iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which we are entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which we are entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.

     Assignment of Interest in Future Distributions. By executing the letter of transmittal, you will irrevocably assign to us and our assigns all of your right, title and interest in and to any and all distributions made by your partnership from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up, or dissolution, payments in settlement of existing or future litigation, and all other distributions and payments from and after the expiration date of our offer, in respect of the units tendered by you and accepted for payment and thereby purchased by us. If, after the unit is accepted for payment and purchased by us, you receive any distribution from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up or dissolution, payments in settlement of existing or future litigation and all other distributions and payments, from your partnership in respect of such unit, you will agree to forward promptly such distribution to us.

     Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to our offer will be determined by us, in our reasonable discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any particular unit determined by us not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive or amend any of the conditions of the offer that we are legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit of any particular limited partner. Our interpretation of the terms and conditions of the offer (including the letter of transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither us, the Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any unit or will incur any liability for failure to give any such notification.

     Backup Federal Income Tax Withholding. To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer price, you may have to provide us with your correct taxpayer identification number. See the instructions to the letter of transmittal and "The Offer -- Section 6."

     FIRPTA Withholding. To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized on the disposition (the amount realized is generally the offer price plus the partnership liabilities allocable to each unit purchased), you must certify that the you are not a foreign person if you tender units. See the instructions to the letter of transmittal and "The Offer -- Section 6."

     Transfer Taxes. The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the such taxes or exemption therefrom is submitted.

     Binding Agreement. A tender of a unit pursuant to any of the procedures described above and the acceptance for payment of such unit will constitute a binding agreement between the tendering unitholder and us on the terms set forth in this offer to purchase and the related letter of transmittal.

SECTION 4. WITHDRAWAL RIGHTS.

     You may withdraw tendered units at any time prior to the expiration date or on or after August 16, 1999, if the units have not been previously accepted for payment.

     For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at one of its addresses set forth on the back cover of the offer to purchase. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person who signed the letter of transmittal in the same manner as the letter of transmittal was signed.

     If purchase of, or payment for, a unit is delayed for any reason, or if we are unable to purchase or pay for a unit for any reason, then, without prejudice to our rights under the offer, tendered units may be retained by the Information Agent; subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of our offer.

     Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of our offer. However, withdrawn units may be re-tendered at any time prior to the expiration date by following the procedures described in "The Offer -- Section 3."

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by us in our reasonable discretion, which determination shall be final and binding on all parties. Neither we, the Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT.

     We expressly reserve the right, in our reasonable discretion, at any time and from time to time, (i) to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and the payment for, any unit, (ii) to terminate our offer and not accept for payment any units not theretofore accepted for payment or paid for, (iii) upon the occurrence of any of the conditions specified in "The Offer -- Section 17," to delay the acceptance for payment of, or payment for, any units not already accepted for payment or paid for, and (iv) to amend our offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the units being sought, or both). Notice of any such extension, termination or amendment will promptly be disseminated to you in a manner reasonably designed to inform you of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of our offer, in accordance with Rule 14e-1(d) under the Exchange Act.

     If we extend the offer, or if we delay payment for a unit (whether before or after its acceptance for payment) or are unable to pay for a unit pursuant to our offer for any reason, then, without prejudice to our rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent tendering unitholders are entitled to withdrawal rights as described in "The Offer -- Section 4;" subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

     If we make a material change in the terms of our offer, or if we waive a material condition to our offer, we will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, if any, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, if any, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to unitholders. Accordingly, if prior to the expiration date, we increase (other than increases of not more than two percent of the outstanding units) or decrease the number of units being sought, or increase or decrease the offer price, and if the offer is scheduled to expire at any time earlier than the tenth business day after the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used in the offer to purchase, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

SECTION 6. CERTAIN FEDERAL INCOME TAX MATTERS.

     The following summary is a general discussion of certain of the Federal income tax consequences of the offer that may be relevant to (i) unitholders who tender some or all of their units for cash pursuant to our offer, and (ii) unitholders who do not tender any of their units pursuant to our offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), Treasury Regulations, rulings issued by the Internal Revenue Service (the "IRS"), and judicial decisions, all as of the date of this offer to purchase. All of the foregoing are subject to change or alternative construction with possible retroactive effect, and any such change or alternative construction could affect the continuing accuracy of this summary. Such summary is based on the assumption that your partnership will be operated in accordance with its organizational documents including its certificate of limited partnership and agreement of limited partnership. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States Federal income tax purposes), nor (except as otherwise expressly indicated) does it describe any aspect of state, local, foreign or other tax laws. This summary assumes that the units constitute capital assets in the hands of the unitholders (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this offer to purchase. Further, no opinion of tax counsel has been obtained with regard to the offer.

     THE FEDERAL INCOME TAX TREATMENT OF A UNITHOLDER PARTICIPATING IN THE OFFER DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF SELLING THE LIMITED PARTNERSHIP INTERESTS IN YOUR PARTNERSHIP REPRESENTED BY UNITS PURSUANT TO OUR OFFER OR OF A DECISION NOT TO SELL IN LIGHT OF YOUR SPECIFIC TAX SITUATION.

     Tax Consequences to Limited Partners Tendering Units for Cash. You will recognize gain or loss on a sale of a unit of limited partnership of your partnership pursuant to the offer equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the unit sold. The "amount realized" with respect to a unit of limited partnership of your partnership will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer plus the amount of partnership liabilities allocable to the unit (as determined under Section 752 of the Internal Revenue
Code). Thus, your tax liability resulting from a sale of a unit of limited partnership of your partnership could exceed the cash received upon such sale.

     Adjusted Tax Basis. If you acquired your units of limited partnership of your partnership for cash, your initial tax basis in such units is generally equal to the cash investment in your partnership increased by your share of partnership liabilities at the time you acquired such units. Your initial tax basis generally has been increased by (i) your share of partnership income and gains, and (ii) any increases in your share of partnership liabilities, and has been decreased (but not below zero) by (i) your share of partnership cash distributions, (ii) any decreases in your share of partnership liabilities,
(iii) your share of partnership losses, and (iv) your share of nondeductible partnership expenditures that are not chargeable to capital. For purposes of determining your adjusted tax basis in units of limited partnership of your partnership immediately prior to a disposition of your units, your adjusted tax basis in your units will include your allocable share of partnership income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of partnership liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized with respect to a unit of limited partnership of your partnership pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit.

     Character of Gain or Loss Recognized Pursuant to the Offer. Except as described below, the gain or loss recognized by you on a sale of a unit of limited partnership of your partnership pursuant to the offer generally will be treated as a long-term capital gain or loss if you held the unit for more than one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum Federal income tax rate of 20%. If the amount realized with respect to a unit of limited partnership of your partnership that is attributable to your share of "unrealized receivables" of your partnership exceeds the tax basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture for certain types of property. In addition, the maximum Federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your units) held for more than one year is currently 25% (rather than 20%) to the extent of previously claimed depreciation deductions that would not be treated as "unrealized receivables."

     If you tender a unit of limited partnership interest of your partnership in the offer, you will be allocated a share of partnership taxable income or loss for the year of tender with respect to any units sold. You will not receive any future distributions on units of limited partnership interest of your partnership tendered on or after the date on which such units are accepted for purchase and, accordingly, you may not receive any distributions with respect to such accreted income. Such allocation and any partnership cash distributions to you for that year will affect your adjusted tax basis in your unit of limited partnership interest of your partnership and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

     Passive Activity Losses. The passive activity loss rules of the Internal Revenue Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units of limited partnership interest of your partnership. An individual, as well as certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

     Accordingly, if your investment in your units is treated as a passive activity, you may be able to shelter gain from the sale of your units of limited partnership interest of your partnership pursuant to the offer with passive losses in the manner described below. If you sell all or a portion of your units of limited partnership interest of your partnership pursuant to the offer and recognize a gain on your sale, you will be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. In general, if you sell all or a portion of your units of limited partnership interest of your partnership pursuant to the offer and recognize a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will no longer be suspended and will therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. Accordingly, you should consult your tax advisor concerning whether, and the extent to which, you have available "suspended" passive activity losses from your partnership or other investments that may be used to offset gain from the sale of units pursuant to the offer.

     Information Reporting, Backup Withholding and FIRPTA. If you tender any units, you must report the transaction by filing a statement with your Federal income tax return for the year of the tender which provides certain required information to the IRS. To prevent the possible application of back-up Federal income tax withholding of 31% with respect to the payment of the offer consideration, you may have to provide us with your correct taxpayer identification number. See the instructions to the letter of transmittal.

     Gain realized by a foreign person on the sale of a unit pursuant to the offer will be subject to Federal income tax under the Foreign Investment in Real Property Tax Act. Under these provisions of the Internal Revenue Code, the transferee of an interest held by a foreign person in a partnership which owns United States real property generally is required to deduct and withhold 10% of the amount realized on the disposition. Amounts withheld would be creditable against a foreign person's Federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return. See the instructions to the letter of transmittal.

     Tax Consequences to Non-Tendering and Partially-Tendering Limited
Partners. Section 708 of the Internal Revenue Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for Federal income tax purposes. It is possible that our acquisition of units pursuant to the offer could result in such a termination of your partnership. Notwithstanding the fact that the agreement of limited partnership of your partnership may prohibit a transfer of ownership of an interest that would cause a tax termination, the assignment to us of rights to distributions with respect to units may cause a termination of your partnership for Federal income tax purposes. If your partnership is deemed to terminate for tax purposes, the following Federal income tax events will be deemed to occur: the terminated partnership will be deemed to have contributed all of its assets (subject to its liabilities) to a new partnership in exchange for an interest in the new partnership and, immediately thereafter, the old partnership will be deemed to have distributed interests in the new partnership to the remaining limited partners in proportion to their respective interests in the old partnership in liquidation of the old partnership.

     A remaining limited partner will not recognize any gain or loss upon the deemed distribution or upon the deemed contribution and the capital accounts of the remaining limited partners in the old partnership will carry over intact into the new partnership. A termination will change (and possibly shorten) a remaining partner's holding period with respect to its retained units in your partnership for federal income tax purposes.

     The new partnership's adjusted tax basis in its assets will be the same as the old partnership's basis in such assets immediately before the termination. A termination may also subject the assets of the new partnership to depreciable lives in excess of those currently applicable to the old partnership. This would generally decrease the annual average depreciation deductions allocable to the remaining limited partners for a number of years following consummation of the offer (thereby increasing the taxable income allocable to their units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.

     Elections as to certain tax matters previously made by the old partnership prior to termination will not be applicable to the new partnership unless the new partnership chooses to make the same elections.

     Additionally, upon a termination for tax purposes, the old partnership's taxable year will close for all limited partners. In the case of a remaining limited partner or a partially tendering limited partner reporting on a tax year other than a calendar year, the closing of the partnership's taxable year may result in more than 12 months' taxable income or loss of the old partnership being includible in such limited partner's taxable income for the year of termination.

SECTION 7. EFFECTS OF THE OFFER.

     Future Control by AIMCO. Because the general partner of your partnership is our subsidiary, we have control over the management of your partnership. If we are successful in acquiring 45% of the units pursuant to the offer, we will be able to significantly influence or control the outcome of all voting decisions with respect to your partnership. In general, we will vote the units owned by us in whatever manner we deem to be in our best interests, which may not be in the interest of other limited partners. This could (1) prevent non-tendering limited partners from taking action they desire but that we oppose and (2) enable us to take action desired by us but opposed by non-tendering limited partners. We also own the company that manages the properties owned by your partnership. In the event that we acquire a substantial number of units pursuant to the offer, removal of a property manager may become more difficult or impossible.

     Distributions to Us. If we acquire units in the offer, we will participate in any subsequent distributions to limited partners to the extent of the units purchased.

     Partnership Status. We believe our purchase of units should not adversely affect the issue of whether your partnership is classified as a partnership for Federal income tax purposes.

     Business. Our offer will not affect the operation of the properties owned by your partnership. We will continue to control the general partner of your partnership and the property manager, both of which will remain the same. Consummation of the offer will not affect any agreement of limited partnership, the operations of any partnership, the business and properties owned by any partnership, the management compensation payable to any general partner or any other matter relating to your partnership, except it would result in us increasing our ownership of units. We have no current intention of changing the fee structure for your general partner or the manager of your partnership's properties.

     Effect on Trading Market; Registration Under 12(g) of the Exchange Act. If a substantial number of units are purchased pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the units and, therefore, we do not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.

     The units are registered under Section 12(g) of the Exchange Act, which means, among other things, that your partnership is required to file periodic reports with the SEC and to comply with the SEC's proxy rules. We do not expect or intend that consummation of the offer will cause the units to cease to be registered under Section 12(g) of the Exchange Act. If the units were to be held by fewer than 300 persons, your partnership could apply to de-register the units under the Exchange Act. Because the units are widely-held, however, we believe that, even if we purchase the maximum number of units in the offer, the units will be held of record by more than 300 persons.

SECTION 8. INFORMATION CONCERNING US AND CERTAIN OF OUR AFFILIATES.

     We are AIMCO Properties, L.P., a Delaware limited partnership. Together with our subsidiaries, we conduct substantially all of the operations of Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Based on apartment unit data compiled by the National Multi-Housing Council, we believe that, as of March 31, 1999, AIMCO was one of the largest owners and managers of multifamily apartment properties in the United States, with a total portfolio of 373,409 apartment units in 2,071 properties located in 49 states, the District of Columbia and Puerto Rico. AIMCO's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV." As of March 31, 1999, AIMCO:

     - owned or controlled 63,069 units in 240 apartment properties;

     - held an equity interest in 168,817 units in 891 apartment properties; and

     - managed 141,523 units in 940 apartment properties for third party owners and affiliates.

     Our general partner is AIMCO-GP, Inc., which is a wholly owned subsidiary of AIMCO. Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

     The names, positions and business addresses of the directors and executive officers of AIMCO and your general partner (which is our subsidiary) as well as a biographical summary of the experience of such persons for the past five years or more, are set forth on Annex I attached hereto and are incorporated herein by reference.

     We and AIMCO are both subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, file reports and other information with the Securities and Exchange Commission relating to our business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, information filed by AIMCO with the New York Stock Exchange may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     For more information regarding AIMCO Properties, L.P., please refer to the Annual Report on Form 10-K for the year ended December 31, 1998 (particularly the management's discussion and analysis of financial condition and results of operations) and other reports and documents filed by it with the SEC.

     Neither we nor, to the best of our knowledge, any of the persons listed on Annex I attached hereto, (i) beneficially own or have a right to acquire any units, (ii) have effected any transaction in the units in the past 60 days, or
(iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies (except for previous tender offers we may have conducted for units).

SECTION 9. BACKGROUND AND REASONS FOR THE OFFER.

     General. We are in the business of acquiring direct and indirect interests in apartment properties such as the properties owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's properties while providing you and other investors with an opportunity to liquidate your current investment.

     On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998, pursuant to which IPT merged with AIMCO on February 26, 1999 (the "IPT Merger"). AIMCO does not currently own any of the outstanding limited partnership units of your partnership.

     One of the reasons we chose to acquire Insignia is that we would be able to make the tender offers to acquire limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide AIMCO Properties, L.P. with a larger asset and capital base and increased diversification. As of the date of this offering, AIMCO Properties, L.P. proposes to make offers to approximately 90 of the Insignia Partnerships, including your partnership.

     During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests in the Insignia Partnerships. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making a tender offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such tender offers, rather we initiated the offers on our own. We determined in June of 1998 that if the merger with Insignia were consummated, we would offer to limited partners of certain of the Insignia Partnerships limited partnership units of AIMCO Properties, L.P. and/or cash.

     Prior Tender Offers. We are aware that tender offers may have been made by unaffiliated third parties to acquire units in your partnership in exchange for cash. We are unaware of the amounts offered, terms, tendering parties or number of units involved in these tender offers. In connection with tender offers made by Insignia affiliates with respect to partnerships for which we are making offers, some limited partners filed lawsuits. We are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.

     Certain Litigation. On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which our subsidiaries act as general partner (excluding your partnership) filed a purported class and derivative action in California Superior Court in the County of San Mateo against AIMCO, Insignia, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by (a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the partnerships such as mailing lists of unitholders and (b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs have filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were heard on February 8, 1999, but no decision has been reached by the Court. While no assurances can be given, we believe that the ultimate outcome of this litigation will not have a material adverse effect on us.

     Alternatives Considered by Your General Partner. Before we commenced this offer, your general partner (which is our subsidiary) considered a number of alternative transactions. The following is a brief discussion of the advantages and disadvantages of the alternatives considered by your general partner.

  Liquidation

     One alternative would be for the partnership to sell its assets, distribute the net liquidation proceeds to its partners in accordance with the agreement of limited partnership, and thereafter dissolve. Partners would be at liberty to use the net liquidation proceeds after taxes for investment, business, personal or other purposes, at their option. If your partnership were to sell its assets and liquidate, you and your partners would not need to rely upon capitalization of income or other valuation methods to estimate the fair market value of partnership assets. Instead, such assets would be valued through negotiations with prospective purchasers (in many cases unrelated third parties).

     However, in the opinion of your general partner (which is our subsidiary), the present time may not be the most desirable time to sell the real estate assets of your partnership in private transactions, and any liquidation sale would be uncertain. Liquidation of the partnership assets may trigger a substantial prepayment penalty under the mortgages for the properties. Your general partner believes it currently is in the best interest of your partnership to continue holding its real estate assets.

  Continuation of the Partnership Without the Offer

     A second alternative would be for your partnership to continue as a separate legal entity, with its own assets and liabilities and continue to be governed by its existing agreement of limited partnership, without our offer. A number of advantages could result from the continued operation of your partnership. Given improving rental market conditions, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's properties in a private transaction at some point in the future a more attractive option than it is currently. The continuation of your partnership will allow you to continue to participate in the net income and any increases in revenue of your partnership and any net proceeds from the sale of any property owned by your partnership. However, no assurance can be given as to future operating results or as to the results of any attempts to sell any property owned by your partnership.

     There are several risks and disadvantages that result from continuing the operations of your partnership without our offer. If your partnership were continue operating as presently structured, your partnership could be forced to borrow on terms that could result in net losses from operations. In addition, continuation of your partnership without our offer would deny you and your partners the benefits of our offer. For example, you would have no opportunity for liquidity unless you were to sell your units in a private transaction. Any such sale would likely be at a discount from your pro rata share of the fair market value of the properties owned by your partnership.

  Sale of Assets

     Your partnership could sell the properties it owns and not liquidate. Your general partner (which is our subsidiary) considers the sale of partnership properties from time to time. However, any such sale would likely be a taxable transaction and, without a liquidating distribution, would not provide limited partners with any cash to pay any tax liabilities arising as a result thereof.

     Alternative Transactions Considered by Us. Before we decided to make our offer, we considered a number of alternative transactions, including purchasing some or all of your partnership's properties or merging your partnership with us. However, both of these alternatives would require a vote of all the limited partners. If the transaction was approved, all limited partners, including those who wish to continue to participate in the ownership of your partnership's properties, would be forced to participate in the transaction. If the transaction was not approved, all limited partners, including those who would like to dispose of their investment in your partnership's properties, would be forced to retain their investment. We also considered an offer to exchange units in your partnership for units of AIMCO Properties, L.P. However because of the expense and delay associated with making such an exchange offer, we decided to make an offer for cash only. In addition, our historical experience has been that most holders of limited partnership units, when given a choice, prefer cash.

     Determination of Offer Price. In establishing the offer price, we reviewed certain publicly available information and certain information made available to us by the general partner (which is our subsidiary) and our other affiliates, including among other things: (i) the agreement of limited partnership, as amended to date; (ii) the partnership's Annual Report on Form 10-KSB for the year ended December 31, 1998; (iii) unaudited results of operations of the partnership's properties for the period since the beginning of the partnership's current fiscal year and to date in 1999; (iv) the operating budgets prepared by the property manager with respect to the partnership's properties for the year ending December 31, 1999; and (v) tender offer statements, solicitation/recommendation statements and beneficial ownership reports on Schedules 14D-1, 14D-9 and 13D. Our determination of the offer price was based on our review and analysis of the foregoing information, the other financial information and the analyses concerning the partnership summarized below.

     Valuation of Units. We determined our offer price by estimating the value of each property owned by your partnership using the direct capitalization method. This method involves applying a capitalization rate to your partnership's annual property income. A capitalization rate is a percentage (rate of return), commonly applied by purchasers of residential real estate to property income to determine the present value of income property. The lower the capitalization rate utilized the higher the value produced, and the higher the capitalization rate utilized the lower the value produced. We used your partnership's property income for the fiscal year ended December 31, 1998. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We then adjust the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 7.5%, the capitalization rate would be increased by 0.25%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value.

     Property income is the difference between the revenues from the property and related costs and expenses, excluding income derived from sources other than its regular activities and before income deductions. Income deductions include interest, income taxes, prior-year adjustments, charges to reserves, write-off of intangibles, adjustments arising from major changes in accounting methods and other material and nonrecurring items. In this respect, property income differs from net income disclosed in the partnership's financial statements, which does not exclude these income sources and deductions. The following is a reconciliation of your partnership's property income for the year ended December 31, 1998, to your partnership's net operating income for the same period.

Net Income (Loss).......................................  $(6,958,000)
Other Non-Operating Expenses............................      246,000
Depreciation............................................    5,696,000
Interest................................................   16,600,000
Loss on Disposal of Property............................      188,000
                                                          -----------
Property Income.........................................  $15,772,000

     Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher than our offer price. We determined our offer price as follows:

     - First, we estimated the value of each property owned by your partnership using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (property income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. We believe that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We divided the fiscal 1998 property income by the property's capitalization rate to derive an estimated gross property value as described in the following table.

                                       FISCAL 1998                      ESTIMATED
                                        PROPERTY     CAPITALIZATION   GROSS PROPERTY
PROPERTY                                 INCOME           RATE            VALUE
--------                               -----------   --------------   --------------
Buena Vista..........................  $   764,000       10.75%        $  7,106,000
Casa De Monterey.....................      521,000       11.25%           4,628,000
Chapelle Le Grande...................      388,000       11.00%           3,525,000
Crosswood............................      861,000       11.00%           7,826,000
Forest Ridge.........................      920,000       11.25%           8,177,000
Mountain View........................    1,044,000       11.00%           9,493,000
North Park...........................      891,000       11.00%           8,103,000
Pathfinders..........................    1,788,000       11.00%          16,258,000
Scotchollow..........................    4,343,000       10.75%          40,401,000
Shadowood............................      373,000       11.75%           3,171,000
Terrace Garden Townhouses............      694,000       11.00%           6,305,000
The Bluffs...........................      561,000       11.00%           5,096,000
Towers of Westchester................    1,810,000       11.00%          16,451,000
Vista Village........................      415,000       11.75%           3,531,000
Watergate............................      399,000       11.25%           3,548,000
Estimated Total Gross Property
  Value..............................  $15,772,000                     $143,619,000

     - Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner (which is our subsidiary) or its affiliates after consideration of any applicable subordination provisions affecting payment of such debt. We deducted from this value certain other costs including required capital expenditures, deferred maintenance, and closing costs to derive a net equity value for your partnership of $0. Closing costs, which are estimated to be 5% of the gross property value, include legal and accounting fees, real property, transfer taxes, title and escrow costs and broker's fees.

     - Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. We believe that if your partnership was liquidated there would not be enough value to fully discharge all known liabilities. We have, however, decided to offer you $41 per unit.

Gross valuation of partnership properties...................  $ 143,619,000
Plus: Cash and cash equivalents.............................        921,721
Plus: Other partnership assets, net of security deposits....      4,359,562
Less: Mortgage debt, including accrued interest.............   (182,867,555)
Less: Accounts payable and accrued expenses.................     (1,556,172)
Less: Other liabilities.....................................       (138,535)
                                                              -------------
Partnership valuation before taxes and certain costs........  $ (35,661,978)
Less: Disposition fees......................................              0
Less: Extraordinary capital expenditures and deferred
  maintenance...............................................     (4,092,030)
Less: Closing costs.........................................     (7,180,950)
                                                              -------------
Estimated net valuation of your partnership (Cash
  shortfall)................................................  $ (46,934,958)
Percentage of estimated net valuation allocated to holders
  of units..................................................              0%
                                                              -------------
Estimated net valuation of units............................  $           0
          Total number of units.............................         611.25
                                                              -------------
Estimated valuation per unit................................  $           0
                                                              =============
Cash consideration per unit.................................  $           0
                                                              =============

     Comparison of Consideration to Alternative Consideration. To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the offer price against: (a) prices at which the units have sold in the secondary market; (b) estimates of the value of the units on a liquidation basis; and (c) the recent appraisals of your partnership's properties. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values.

     The results of these comparative analyses are summarized in the following chart. You should bear in mind that the estimated values assigned to the alternate forms of consideration are based on a variety of assumptions that have been made by us. These assumptions relate to, among other things: the operating results, if any, since December 31, 1998 as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated.

     In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary) at the time the estimates were computed, and no assurance can be given that the same conditions analyzed by it in arriving at the estimates of value would exist at the time of the offer. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's properties are sold and changes in availability of capital to finance acquisitions of apartment properties.

     Under your partnership's agreement of limited partnership, the term of the partnership will continue until September 26, 2044, unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.

                                COMPARISON TABLE

                                                               PER UNIT
                                                               --------
Cash offer price............................................     $41
Alternatives:
  Estimated liquidation proceeds............................     $ 0

  Prices on Secondary Market

     There is no active market for your units. Your general partner is not aware of any secondary market activity in the units. Therefore any comparison to prices on the secondary market is not possible at the present time.

     APPRAISALS

     Your partnership's properties were appraised in 1997 by an independent third party appraiser, Crosson Dannis, Inc. (the "Appraiser"), in connection with a requirement in your partnership's agreement of limited partnership and not in connection with the offer. According to the appraisal reports, the scope of the appraisals included an inspection of the properties and an analysis of the surrounding market. The Appraiser relied principally on the income capitalization approach to valuation and secondarily on the sales comparison approach, and represented that its report was prepared in accordance with the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice, and in compliance with the Appraisal Standards set forth in the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (known as "FIRREA"). The estimated market value of the fee simple estate of the properties are as follows:

                                                               APPRAISED
PROPERTY                                                         VALUE
--------                                                      -----------
Buena Vista Apartments......................................  $ 8,450,000
Casa De Monterey Apartments.................................  $ 5,600,000
Chapelle Le Grande Apartments...............................  $ 4,300,000
Crosswood Park Apartments...................................  $ 8,600,000
The Vista Village Apartments................................  $ 3,800,000
Forest Ridge Apartments.....................................  $ 8,450,000
Mountain View Apartments....................................  $10,650,000
North Park Apartments.......................................  $ 8,300,000
The Bluffs Apartments.......................................  $ 5,800,000
The Shadowood Apartments....................................  $ 2,875,000
Terrace Gardens Apartments..................................  $ 6,075,000
Watergate Apartments........................................  $ 4,470,000

     ESTIMATED LIQUIDATION PROCEEDS

     Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the offer price. The liquidation analysis also assumed that your partnership's properties were sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership were sold at their book value, and that the net proceeds of sale were allocated to your partners in accordance with your partnership's agreement of limited partnership.

     The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's relatively fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets would be disposed of in an orderly manner and not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

     Allocation of Consideration. We have allocated to the limited partners the amount of the estimated net valuation of your partnership based on your partnership's agreement of limited partnership as if your partnership was being liquidated at the current time. We believe that if your partnership was liquidated there would not be enough value to fully discharge all known liabilities. We have, however, decided to offer you $41 per unit.

SECTION 10. POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER.

     Your general partner is our subsidiary. Therefore, the general partner of your partnership has substantial conflicts of interest with regard to the offer and makes no recommendation as to whether you should tender or refrain from tendering your units. You must make your own decision whether or not to participate in the offer, based upon a number of factors, including your financial position, need or desire for liquidity, other financial opportunities and tax position.

     Your general partner has not retained an unaffiliated representative to act on behalf of the limited partners in negotiating the terms of the offer since each individual limited partner can make his or her own decision as to whether or not to tender. Unlike a merger or other form of partnership reorganization, the preferences of other limited partners in your partnership cannot bind you. If an unaffiliated representative had been obtained, it is possible that such representative could have negotiated a higher price for your units than we are offering.

     The terms of our offer have been established by us and are not the result of arms-length negotiations. In determining the terms of the offer, we considered the following factors and information:

          1. The opportunity for you to make an individual decision on whether to tender your units in the offer and that the offer allows each investor to continue to hold his or her units.

          2. The estimated value of your partnership's properties has been determined based on a method believed to reflect the valuation of such assets by buyers in the market.

          3. An analysis of the possible alternatives including liquidation and continuation without the option of the offer. See "The Offer -- Section 9. Background and Reasons for the Offer -- Alternatives Considered."

          4. An evaluation of the financial condition and results of operations of your partnership and its anticipated level of operating results. The offer is not expected to have an effect on your partnership's financial condition or results of operations. The property income of your partnership has increased from $13,728,000 for the year ended December 31, 1997 to $15,772,000 for the year ended December 31, 1998. These factors are reflected in our valuation of your partnership.

          5. The method of determining the offer price which is substantially the financial equivalent to your interest in your partnership. See "The Offer -- Section 9. Background and Reasons for the Offer Valuation of Units."

          6. The fact that the units are illiquid and the offer provides holders of units with liquidity. However, we did review whether trading information was available.

          7. The estimated unit value of $41, based on a total estimated value of your partnership's properties of $143,619,000. Your general partner (which is our subsidiary) has no present intention to liquidate your partnership or to sell or refinance your partnership's properties. See "The Offer -- Section 9. Background and Reasons for the Offer -- Valuation of Units" for a detailed explanation of the methods we used to value your partnership.

          8. The offer price in light of any previous tender offers and the results of such offers since the results of the offer indicate a price at which some limited partners sold their units. See "The Offer -- Section 9. Background and Reasons for the Offer -- Prior Tender Offers."

          9. The fact that if your partnership was liquidated rather than continuing, the general partner would not receive the substantial management fees it currently receives. We do not believe that liquidation of the partnership is in the best interests of the unitholders. We are not proposing to change the current management fee arrangement.

     In evaluating these factors, we did not quantify or otherwise attach particular weight to any of them.

SECTION 11. CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES.

     Conflicts of Interest With Respect to the Offer. The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary of AIMCO on February 26, 1999 when IPT merged with AIMCO. Accordingly, the general partner of your partnership has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. It also has a duty to remove the property manager for your partnership's properties, under certain circumstances, even though the property manager is also an affiliate of AIMCO. The conflicts of interest include: (1) the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to an affiliate of the general partner of your partnership for managing your partnership's properties; and (2) as a consequence of our ownership of units, because we may have incentives to seek to maximize the value of our ownership of units, which in turn may result in a conflict for your general partner in attempting to reconcile our interests with the interests of the other limited partners. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk Factors -- Conflicts of Interest With Respect to the Offer." Your general partner has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, which indicates that it is remaining neutral and making no recommendation as to whether limited partners should tender their units pursuant to the offer. LIMITED PARTNERS ARE URGED TO READ THIS OFFER TO PURCHASE AND THE SCHEDULE 14D-9 AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.

     Conflicts of Interest That Currently Exist for Your Partnership. We own both the general partner of your partnership and the manager of your partnership's properties. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $672,000 in 1996, $829,000 in 1997 and $598,000 in 1998. The property manager received management fees of $994,000 in 1996, $1,073,000 in 1997 and $1,222,000 in 1998. We have no current intention of changing the fee structure for your general partner or the manager of your partnership's properties.

     Competition Among Properties. Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. Furthermore, you should bear in mind that AIMCO may acquire properties in general market areas where your partnership properties are located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, we will attempt to reduce such conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

     Future Offers. Although we have no current plans to conduct future tender offers for your units, our plans may change based on future circumstances. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

SECTION 12. FUTURE PLANS OF THE PURCHASER.

     As described above under "The Offer -- Section 9. Background and Reasons for the Offer," we own the general partner and thereby control the management of your partnership. In addition, we own the manager of your partnership's properties. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on partnership operations.

     Although we have no present intention to do so, we may acquire additional units or sell units after completion or termination of the offer. Any acquisition may be made through private purchases, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in AIMCO Properties, L.P. or other consideration. We also may consider selling some or all of the units we acquire pursuant to the offer to persons not yet determined, which may include our affiliates. We may also buy your partnership's properties, although we have no present intention to do so. There can be no assurance, however, that we will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.

     Except as set forth herein, we do not have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving your partnership or any of your partnership's subsidiaries; a sale or transfer of a material amount of your partnership's assets (or assets of the partnership's subsidiaries); any changes in composition of your partnership's senior management or personnel or their compensation; any changes in your partnership's present capitalization or distribution policy; or any other material changes in your partnership's structure or business. However, we expect that consistent with your general partner's fiduciary obligations, the general partner will seek and review opportunities (including opportunities identified by us) to engage in transactions which could benefit your partnership, such as sales or refinancings of assets or a combination of the partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners.

     We have been advised that the possible future transactions the general partner expects to consider on behalf of your partnership include: (1) payment of extraordinary distributions; (2) refinancing, reducing or increasing existing indebtedness of the partnership; (3) sales of assets, individually or as part of a complete liquidation; and (4) mergers or other consolidation transactions involving the partnership. Any such merger or consolidation transaction could involve other limited partnerships in which your general partner or its affiliates serve as general partners, or a combination of the partnership with one or more existing, publicly traded entities (including, possibly, affiliates of AIMCO), in any of which limited partners might receive cash, common stock or other securities or consideration. There is no assurance, however, as to when or whether any of the transactions referred to above might occur. If any such transaction is effected by the partnership and financial benefits accrue to the limited partners of your partnership, we will participate in those benefits to the extent of our ownership of units. The agreement of limited partnership prohibits limited partners from voting on actions taken by the partnership, unless otherwise specifically permitted therein. Limited partners may vote on a liquidation, and if we are successful in acquiring a substantial number of units pursuant to the offer, we will be able to control the outcome of any such vote. Our primary objective in seeking to acquire the units pursuant to the offer is not, however, to influence the vote on any particular transaction, but rather to generate a profit on the investment represented by those units.

SECTION 13. CERTAIN INFORMATION CONCERNING YOUR PARTNERSHIP.

     General. VMS National Properties Joint Venture was organized in September 1984, under the laws of the State of Illinois. Its primary business is real estate ownership and related operations. Your partnership was formed for the purpose of making investments in various types of real properties which offer potential capital appreciation and cash distributions to its limited partners.

     Your partnership's investment portfolio currently consists of the following fifteen residential apartment complexes: Buena Vista, a 92-unit complex in Pasadena, California; Casa de Monterey, a 144-unit complex in Norwalk, California; Crosswood Park, a 180-unit complex in Citrus Heights, California; Mountain View, a 168-unit complex in San Dimas, California; Pathfinder, a 246-unit complex in Fremont, California; Scotchollow, a 418-unit complex in San Mateo, California; The Bluffs, a 137-unit complex in Milwaukee, Oregon; Vista Village, a 220-unit complex in El Paso, Texas; Chapelle Le Grande, a 105-unit complex in Merrillville, Indiana; Shadowood, a 120-unit complex in Monroe, Louisiana; Towers of Westchester, a 303-unit complex in College Park, Maryland; Terrace Gardens, a 126-unit complex in Omaha, Nebraska; Watergate, a 140-unit complex in Little Rock, Arkansas; and Forest Ridge, a 278-unit complex in Flagstaff, Arizona.

     The general partners of your partnership are VMS National Residential Portfolio I and VMS National Residential Portfolio II, which are wholly owned subsidiaries of AIMCO. A wholly owned subsidiary of AIMCO serves as manager of the properties owned by your partnership. As of December 31, 1998, there were 644 units issued and outstanding, which were held of record by 823 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.

     For additional information about your partnership, please refer to the annual report prepared by your partnership which was sent to you prior to this offer to purchase, particularly Item 2 of Form 10-KSB which contains detailed information regarding the properties owned, including mortgages, rental rates and taxes.

     Investment Objectives and Policies; Sale or Financing of Investments. In general, your general partner (which is our subsidiary) regularly evaluates the partnership's properties by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the properties' specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's properties in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's properties primarily because it expects the properties' operating performance to improve in the near term. In making this assessment, your general partner noted the occupancy and rental rates at the properties in 1998 compared to 1997. In particular, the general partner noted that it expects to spend approximately $888,000 for capital improvements at the properties in 1999 to repair and update the properties. Although there can be no assurance as to future performance, however, these expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the properties at the present time would adequately reflect the properties' future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the properties for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the properties.

     Capital Replacement. Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings. Your partnership has identified substantial additional capital improvements for your partnership's properties but may be prevented from completing such improvements under the existing mortgages. See The
Offer -- "Section 13. Certain Information Concerning Your
Partnership -- Schedule of Mortgages."

     Competition. There are other properties within the market area of your partnership's properties. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's properties and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local. According to data published by the National Multi-Housing Council, as of January 1, 1999, our portfolio of 373,409 owned or managed apartment units represents approximately 2.2% of the national stock of rental apartments in structures with at least five apartments.

     Selected Financial and Property-Related Data. The summary financial information of VMS National Properties Joint Venture for the years ended December 1998 and 1997 is based on audited financial statements. The summary financial information for the three months ended March 31, 1999 and 1998 is based on unaudited financial statements. This information should be read in conjunction with such financial statements, including notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" in the Annual Report on Form 10-KSB of your partnership for the year ended December 31, 1998.

                     VMS NATIONAL PROPERTIES JOINT VENTURE

                                                     FOR THE THREE
                                                     MONTHS ENDED         FOR THE YEAR ENDED
                                                       MARCH 31,             DECEMBER 31,
                                                 ---------------------   ---------------------
                                                   1999        1998        1998        1997
                                                 ---------   ---------   ---------   ---------
                                                     (IN THOUSANDS, EXCEPT PER UNIT DATA)
OPERATING DATA:
Total Revenues.................................  $   7,056   $   6,967   $  27,956   $  25,577
Net income (Loss)..............................     (1,511)     (1,638)     (6,958)        606
Net Income per limited partnership unit........     (1,625)     (1,761)     (7,483)        654
Distributions per limited partnership unit.....       0.00        0.00        0.00        0.00

                                                       MARCH 31,             DECEMBER 31,
                                                 ---------------------   ---------------------
                                                   1999        1998        1998        1997
                                                 ---------   ---------   ---------   ---------
BALANCE SHEET DATA:
Cash and Cash Equivalents......................  $     865   $   1,125   $     931   $   2,510
Real Estate, Net of Accumulated Depreciation...     64,771      67,657      65,829      68,596
Total Assets...................................    153,004     150,074     152,735     148,953
Notes Payable..................................    177,715     173,597     177,190     172,904
General Partners' Capital (Deficit)............     (3,466)     (3,370)     (3,445)     (3,347)
Limited Partners' Capital (Deficit)............   (104,304)    (99,575)   (103,287)    (98,443)
Partners' Capital (Deficit)....................   (107,770)   (102,945)   (106,702)   (101,790)
Total Distributions............................       0.00        0.00        0.00        0.00
Net increase (decrease) in cash and cash
  equivalents..................................        (66)     (1,385)     (1,579)        722
Net cash provided by operating activities......      1,082       1,305       5,545     (11,301)

     Description of Properties. The following shows the location, the date of purchase, the nature of your partnership's ownership interest in and the use of each of your partnership's properties.

                       PROPERTY(1)                          DATE OF PURCHASE      USE
                       -----------                          ----------------   ---------
Buena Vista Apartments....................................      10/26/84       Apartment
  Pasadena, CA                                                                 92 Units
Casa de Monterey..........................................      10/26/84       Apartment
  Norwalk, CA                                                                  144 Units
Crosswood Park............................................      12/05/84       Apartment
  Citrus Heights, CA                                                           180 Units
Mountain View Apartments..................................      10/26/84       Apartment
  San Dimas, CA                                                                168 Units
Pathfinder................................................      10/26/84       Apartment
  Fremont, CA                                                                  246 Units
Scotchollow...............................................      10/26/84       Apartment
  San Mateo, CA                                                                418 Units
The Bluffs................................................      10/26/84       Apartment
  Milwaukee, OR                                                                137 Units
Vista Village Apartments..................................      10/26/84       Apartment
  El Paso, TX                                                                  220 Units
Chapelle Le Grande........................................      12/05/84       Apartment
  Merrillville, IN                                                             105 Units
North Park Apartments.....................................      11/14/84       Apartment
  Evansville, IN                                                               284 Units
Shadowood Apartments......................................      11/14/84       Apartment
  Monroe, LA                                                                   120 Units
Towers of Westchester Park................................      10/26/84       Apartment
  College Park, MD                                                             303 Units
Terrace Gardens...........................................      10/26/84       Apartment
  Omaha, NE                                                                    126 Units
Watergate Apartments......................................      10/26/84       Apartment
  Little Rock, AR                                                              140 Units
Forest Ridge Apartments...................................      10/26/84       Apartment
  Flagstaff, AZ                                                                278 Units

     Accumulated Depreciation Schedule. The following shows the gross carrying value, accumulated depreciation and federal tax basis of each of your partnership's properties as of December 31, 1998.

                                GROSS
                               CARRYING   ACCUMULATED                                   FEDERAL
          PROPERTY              VALUE     DEPRECIATION      RATE         METHOD        TAX BASIS
          --------             --------   ------------   -----------   -----------   --------------
                                                                                     (IN THOUSANDS)
Buena Vista..................  $  5,885     $ 3,207      5-27.5 yrs.   SL/200% DBL      $ 1,578
Casa de Monterey.............     7,928       4,371      5-27.5 yrs.   SL/200% DBL        2,196
Crosswood Park...............     9,064       4,948      5-29 yrs.     SL/150% DBL        3,619
Mountain View................    10,795       5,401      5-29 yrs.     SL/200% DBL        2,988
Pathfinder...................    15,737       8,030      5-27.5 yrs.   SL/200% DBL        6,276
Scotchollow..................    28,439      15,353      5-27.5 yrs.   SL/150% DBL        8,436
The Bluffs...................     4,336       2,610      5-27.5 yrs.   SL/200% DBL          886
Vista Village................     6,662       3,577      5-27.5 yrs.   SL                 1,873
Chapelle Le Grande...........     4,802       2,748      5-27.5 yrs.   SL/200% DBL        1,205
North Park...................    10,430       6,057      5-27.5 yrs.   SL/200% DBL        2,498
Shadowood....................     4,292       2,523      5-27.5 yrs.   SL                 1,039
Towers of Westchester Park...    16,309       9,796      5-27.5 yrs.   SL                 3,539

                                GROSS
                               CARRYING   ACCUMULATED                                   FEDERAL
          PROPERTY              VALUE     DEPRECIATION      RATE         METHOD        TAX BASIS
          --------             --------   ------------   -----------   -----------   --------------
                                                                                     (IN THOUSANDS)
Terrace Gardens..............     6,099       3,254      5-27.5 yrs.   SL/150% and
                                                                       200% DBL           1,900
Watergate....................     7,070       4,049      5-27.5 yrs.   SL/200% DBL        1,787
Forest Ridge.................     8,779       4,874      5-27.5 yrs.   SL/150% and
                                                                       200% DBL           2,411
                               --------     -------                                     -------
          Total..............  $146,627     $80,798                                     $42,231
                               ========     =======                                     =======

     Schedule of Mortgages. The following shows certain information regarding the outstanding mortgages encumbering each of your partnership's properties as of December 31, 1998.

                                                                                                   PRINCIPAL
                                               PRINCIPAL        STATED                              BALANCE
                                              BALANCE AT       INTEREST    PERIOD     MATURITY       DUE AT
                PROPERTY                   DECEMBER 31, 1998     RATE     AMORTIZED     DATE        MATURITY
                --------                   -----------------   --------   ---------   --------   --------------
                                            (IN THOUSANDS)                                       (IN THOUSANDS)
Buena Vista
  1st mortgage...........................      $  4,975          8.50%    25 years     01/08        $ 4,171
  2nd mortgage...........................         1,332         10.84%      (A)        01/08        (A)
Casa de Monterey
  1st mortgage...........................         4,119          8.50%    25 years     01/08          3,454
  2nd mortgage...........................         1,235         10.84%      (A)        01/08        (A)
Crosswood Park
  1st mortgage...........................         5,592          8.50%    25 years     01/08          4,685
  2nd mortgage...........................         1,389         10.84%      (A)        01/08        (A)
Mountain View
  1st mortgage...........................         7,188          8.50%    25 years     01/08          6,026
  2nd mortgage...........................         2,125         10.84%      (A)        01/08        (A)
Pathfinder
  1st mortgage...........................        13,521          8.50%    25 years     01/08         11,336
  2nd mortgage...........................         3,740         10.84%      (A)        01/08        (A)
Scotchollow
  1st mortgage...........................        29,262          8.50%    25 years     01/08         24,533
  2nd mortgage...........................         8,255         10.84%      (A)        01/08        (A)
The Bluffs
  1st mortgage...........................         3,740          8.50%    25 years     01/08          3,135
  2nd mortgage...........................         1,060         10.84%      (A)        01/08        (A)
Vista Village
  1st mortgage...........................         3,336          8.50%    25 years     01/08          2,797
  2nd mortgage...........................           995         10.84%      (A)        01/08        (A)
Chapelle Le Grande
  1st mortgage...........................         3,219          8.50%    25 years     01/08          2,702
  2nd mortgage...........................           968         10.84%      (A)        01/08        (A)
North Park
  1st mortgage...........................         6,273          8.50%    25 years     01/08          5,264
  2nd mortgage...........................         1,803         10.84%      (A)        01/08        (A)
Shadowood
  1st mortgage...........................         2,261          8.50%    25 years     01/08          1,896
  2nd mortgage...........................           619         10.84%      (A)        01/08        (A)
Towers of Westchester Park
  1st mortgage...........................        12,158          8.50%    25 years     01/08         10,203
  2nd mortgage...........................         3,557         10.84%      (A)        01/08        (A)

                                                                                                   PRINCIPAL
                                               PRINCIPAL        STATED                              BALANCE
                                              BALANCE AT       INTEREST    PERIOD     MATURITY       DUE AT
                PROPERTY                   DECEMBER 31, 1998     RATE     AMORTIZED     DATE        MATURITY
                --------                   -----------------   --------   ---------   --------   --------------
                                            (IN THOUSANDS)                                       (IN THOUSANDS)
Terrace Gardens
  1st mortgage...........................         4,455          8.50%    25 years     01/08          3,739
  2nd mortgage...........................         1,126         10.84%      (A)        01/08        (A)
Watergate
  1st mortgage...........................         2,911          8.50%    25 years     01/08          2,440
  2nd mortgage...........................           851         10.84%      (A)        01/08        (A)
Forest Ridge
  1st mortgage...........................         5,926          8.50%    25 years     01/08          4,968
  2nd mortgage...........................         1,741         10.84%      (A)        01/08        (A)
                                               --------                                             -------
         Total...........................      $139,732                                             $91,352
                                               ========                                             =======

---------------

(A) Payments based on excess monthly cash flow at each property, with any unpaid balance due at maturity.

     In addition, the mortgages encumbering your partnership's properties contain restrictions on capital expenditures for such properties. Capital expenditures of $1,749,286 in excess of the amounts budgeted under the terms of the senior and junior mortgages encumbering your partnership's properties were made with respect to your partnership's properties during 1998. The general partner believes that the owners of these senior and junior mortgages at the time these capital expenditures were made were informed of, and orally consented to, such capital expenditures and the payment therefore out of cash flows that otherwise would have been used to pay debt service on the junior mortgages. The use of these cash flows for these purposes has not caused any delinquencies in the payment of principal, interest, or other charges on the senior mortgages. In addition, certain scheduled capital expenditures were not made on a timely basis in compliance with the terms of these senior mortgages and junior mortgages.

     Your partnership currently is negotiating documentation relating to these prior unscheduled capital expenditures and these delinquent capital expenditures with the current owner of the junior mortgages and the servicer of the senior mortgages. Your partnership and the owner of the junior mortgages have agreed in principle upon documentation relating to these prior unscheduled capital expenditures and delinquent capital expenditures, which includes lender estoppels, a complete release of your partnership, placement of a lockbox on the properties owned by your partnership, and a requirement that the owner of the senior mortgages approve future excess capital expenditures. Despite such agreement in principle, however, there can be no assurance that all of the parties will reach agreement with respect to such documentation. In addition, the general partner believes that the current limitations on capital expenditures with respect to the properties owned by your partnership are unrealistic, given the age and state of repair of the properties. There can be no assurance that the owners of the senior and junior mortgages will approve any increase in capital expenditures at any time, or that the properties owned by your partnership will be maintained in the future in an acceptable or marketable state of repair.

     We have also identified a balcony problem at Towers of Westchester that will cost between an estimated $500,000 and $1,400,000 to resolve, a severe termite infestation at Pathfinder Village that we estimate will cost $140,000 to resolve, roofing and garage door issues at Terrace Gardens that we estimate will cost $100,000 to resolve, and plumbing and slab problems at Crosswood Park that we estimate will cost $340,000 to resolve. The partnership is proposing plans to resolve these issues to the owner of the senior and the junior mortgages, with the intent that such plans would be paid for out of cash flow that otherwise would be utilized to pay debt service on the junior mortgages. There can be no assurance that the owners of the senior and junior mortgages will approve these unscheduled and unbudgeted capital expenditures at any time, that these estimates will prove accurate, or that these properties owned by your partnership will be maintained in the future in an acceptable or marketable state of repair.

     Average Annual Rental Rate and Occupancy. The following shows the average annual rental rates and occupancy percentages for each of your partnership's properties during the past two years.

                                        AVERAGE ANNUAL RENTAL RATE        AVERAGE ANNUAL OCCUPANCY
                                      ------------------------------      ------------------------
PROPERTY                                  1998              1997          1998               1997
--------                              ------------      ------------      -----              -----
                                              (IN THOUSANDS)
Buena Vista.........................  $12,326/unit      $11,491/unit       99%                99%
Casa de Monterey....................    8,049/unit        7,922/unit       95%                94%
Crosswood Park......................    9,050/unit        8,543/unit       96%                96%
Mountain View.......................   10,567/unit        9,977/unit       98%                98%
Pathfinder..........................   13,575/unit       11,618/unit       90%                96%
Scotchollow.........................   14,819/unit       12,467/unit       95%                98%
The Bluffs..........................    6,883/unit        6,642/unit       96%                95%
Vista Village.......................    6,305/unit        6,219/unit       95%                92%
Chapelle Le Grande..................    8,231/unit        7,945/unit       93%                97%
North Park..........................    6,072/unit        5,843/unit       97%                96%
Shadowood...........................    6,349/unit        6,156/unit       95%                92%
Towers of Westchester Park..........   11,221/unit       10,827/unit       97%                91%
Terrace Gardens.....................    9,057/unit        8,524/unit       95%                94%
Watergate...........................    7,115/unit        6,925/unit       90%                95%
Forest Ridge........................    7,390/unit        7,274/unit       89%                84%

     Schedule of Real Estate Taxes and Rates. The following shows the real estate taxes and rates for 1998 for each of your partnership's properties.

                          PROPERTY                             1998 BILLING       1998 RATE
                          --------                            --------------      ---------
                                                              (IN THOUSANDS)
Buena Vista.................................................       $ 68              1.19%
Casa de Monterey............................................         63              1.24%
Crosswood Park..............................................         84              1.03%
Mountain View...............................................        116              1.20%
Pathfinder..................................................        215              1.47%
Scotchollow.................................................        334              1.27%
The Bluffs..................................................         62              1.14%
Vista Village...............................................        107              2.95%
Chapelle Le Grande..........................................         50             12.12%
North Park..................................................        155             10.49%
Shadowood...................................................         31             12.30%
Towers of Westchester Park..................................        203              3.71%
Terrace Gardens.............................................         83              2.40%
Watergate...................................................         54              6.39%
Forest Ridge................................................         88              1.00%

     Property Management. Your partnership's properties are managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's properties, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.

     Distributions. Your partnership has paid no distributions for the five years ended December 31, 1998

     Operating Budgets of the Partnership. A summary of the operating budgets of your partnership's properties for the year ending on December 31, 1999 is as follows:

                         FISCAL 1999 OPERATING BUDGETS

                                                      CASA DE       CHAPELLE LE
                                    BUENA VISTA      MONTEREY         GRANDE        CROSSWOOD
                                   -------------   -------------   -------------   -----------
Total Revenues...................   $ 1,175,529     $ 1,118,137     $  861,403     $ 1,681,784
Operating Expenses...............      (345,301)       (527,147)      (375,441)       (697,915)
Replacement Reserves -- Net......        27,600          43,200         31,500              --
Debt Service.....................      (509,199)       (399,007)      (312,135)       (478,800)
Capital Expenditures.............       (38,165)        (59,750)            --        (412,614)
                                    -----------     -----------     ----------     -----------
          Net Cash Flow..........   $   310,464     $   175,433     $  205,327     $    92,455
                                    ===========     ===========     ==========     ===========

                                   FOREST RIDGE   MOUNTAIN VIEW    NORTH PARK     PATHFINDERS
                                   ------------   -------------   -------------   -----------
Total Revenues...................  $ 1,908,530     $ 1,828,346     $1,807,668     $ 3,505,292
Operating Expenses...............     (773,599)       (676,705)      (772,768)       (921,173)
Replacement Reserves -- Net......           --          50,400         85,200          73,800
Debt Service.....................     (573,956)       (696,258)      (607,572)     (1,309,633)
Capital Expenditures.............       (4,476)        (69,720)            --        (498,200)
                                   -----------     -----------     ----------     -----------
          Net Cash Flow..........  $   556,499     $   436,063     $  512,528     $   850,086
                                   ===========     ===========     ==========     ===========

                                                                      TERRACE
                                                                      GARDEN
                                    SCOTCHOLLOW      SHADOWOOD      TOWNHOUSES     THE BLUFFS
                                   -------------   -------------   -------------   -----------
Total Revenues...................   $ 6,693,800     $   819,632     $1,149,893     $   950,984
Operating Expenses...............    (1,635,891)       (382,678)      (441,170)       (340,617)
Replacement Reserves -- Net......       125,400          36,000         37,800          41,100
Debt Service.....................    (2,834,408)       (219,034)      (431,911)       (362,237)
Capital Expenditures.............      (488,296)       (206,716)      (383,854)        (59,082)
                                    -----------     -----------     ----------     -----------
          Net Cash Flow..........   $ 1,860,605     $    47,204     $  (69,242)    $   230,148
                                    ===========     ===========     ==========     ===========

                                                  TOWER OF
                                                 WESTCHESTER    VISTA VILLAGE    WATERGATE
                                                -------------   -------------   -----------
Total Revenues...............................    $ 3,517,936     $1,256,266     $   981,842
Operating Expenses...........................     (1,486,615)      (690,044)       (497,020)
Replacement Reserves -- Net..................         90,900         66,000          42,000
Debt Service.................................     (1,169,978)      (322,228)       (281,928)
Capital Expenditures.........................       (214,892)       (97,313)             --
                                                 -----------     ----------     -----------
          Net Cash Flow......................    $   737,351     $  212,681     $   244,894
                                                 ===========     ==========     ===========

     The above budgets at the time they were made were forward-looking information developed by your general partner (which is our subsidiary). Therefore, the budgets were dependent upon future events with respect to the ability of your partnership to meet such budget. The budgets incorporated various assumptions including, but not limited to, lease revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, and working capital levels. While we deemed such budgets to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the circumstances will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.

     The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1999 should not necessarily be considered as indicative of what the audited operating results for fiscal 1999 will be. For the year ended December 31, 1998, the partnership reported revenues of $27,561,673, operating expenses of $10,902,935 and replacement reserves and capital expenditures of $888,000. For more information on required capital expenditures and mortgage limitations on such capital expenditures, see The Offer -- "Section 13. Certain Information Concerning Your Partnership -- Schedule of Mortgages."

     Beneficial Ownership of Interests in Your Partnership. We do not currently own any of the outstanding limited partnership units of your partnership. Except as set forth above, neither we, nor, to the best of our knowledge, any of our affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past 60 days, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

     Compensation Paid to the General Partner and its Affiliates. The following table shows, for each of the years indicated, compensation paid to your general partner and its affiliates:

                                                              PARTNERSHIP    PROPERTY
                                                               FEES AND     MANAGEMENT
YEAR                                                           EXPENSES        FEES
----                                                          -----------   ----------
1995........................................................   $700,000     $1,026,000
1996........................................................    672,000         994,00
1997........................................................    829,000      1,013,000
1998........................................................    598,000      1,222,000

     Legal Proceedings. Your partnership may be party to a variety of legal proceedings related to its ownership of the partnership's properties and management and leasing business, respectively, arising in the ordinary course of the business, which are not expected to have a material adverse effect on your partnership.

     Additional Information Concerning Your Partnership. Your partnership files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document your partnership files at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Your partnership's SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

SECTION 14. VOTING POWER.

     If we acquire a substantial number of additional units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to the limited partners of your partnership. See "The Offer -- Section
7. Effects of the Offer."

SECTION 15. SOURCE OF FUNDS.

     We expect that approximately $11,278 will be required to purchase all of the 275.06 limited partnership units that we are seeking in this offer (exclusive of fees and expenses estimated to be $10,000). For more information regarding fees and expenses, see "The Offer -- Section 19." We will obtain all necessary funds from working capital or from our $100 million revolving credit facility with Bank of America National Trust and Savings Association ("Bank of America") and BankBoston, N.A. AIMCO Properties, L.P. is the borrower under the credit facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the credit facility is based on either LIBOR or Bank of America's reference rate, at our election, plus, an applicable margin. We elect which interest rate will be applicable to particular borrowings under the credit facility. The margin ranges between 2.25% and 2.75% in the case of LIBOR-based loans and between 0.75% and 1.25% in the case of base rate loans, depending upon a ratio of our consolidated unsecured indebtedness to the value of certain unencumbered assets. The credit facility matures on September 30, 1999 unless extended, at the discretion of the lenders. The credit facility provides for the conversion of the revolving facility into a three year term loan. The availability of funds to us under the credit facility is subject to certain borrowing base restrictions and other customary restrictions, including compliance with financial and other covenants thereunder. The financial covenants require us to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, an interest coverage ratio of 2.25 to 1.0 and a fixed charge coverage ratio of at least 1.7 to 1.0 from January 1, 1999 through June 30, 1999, and 1.8 to 1.0 thereafter. In addition, the credit facility limits us from distributing more than 80% of our Funds From Operations (as defined) to holders of our units, imposes minimum net worth requirements and provides other financial covenants related to certain unencumbered assets.

SECTION 16. DISSENTERS' RIGHTS.

     Neither the agreement of limited partnership of your partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with, or as a result of, our offer. You have the opportunity to make an individual decision on whether or not to tender your units in the offer.

SECTION 17. CONDITIONS OF THE OFFER.

     Notwithstanding any other provisions of our offer, we will not be required to accept for payment and pay for any units tendered pursuant to our offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend our offer if at any time on or after the date of this offer to purchase, and at or before the expiration of our offer (including any extension thereof), any of the following shall occur:

          (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns property, including any fire, flood, natural disaster, casualty loss, or act of God that, in our reasonable judgment, are or may be materially adverse to your partnership or the value of the units to us, or we shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in our reasonable judgment, has or may have material significance with respect to the value of your partnership or the value of the units to us; or

          (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing price of a share of AIMCO's Class A Common Stock of more than 7.5% from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the 30-year Treasury Bond, in each case from the date hereof, (iii) any material adverse change in the commercial mortgage financing markets, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, conflict, armed hostilities or other national or international calamity directly or indirectly involving the United States,
     (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions, or
     (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in our reasonable judgment, a material acceleration or worsening thereof; or

          (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge our purchase of the units, restrains, prohibits or delays the making or consummation of our offer, prohibits the performance of any of the contracts or other arrangements entered into by us (or any affiliates of ours), seeks to obtain any material amount of damages as a result of the transactions contemplated by our offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to our offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by us or any of our affiliates of the entity serving as general partner of the partnership or to remove such entity as general partner of your partnership, or seeks to impose any material limitation on our ability or the ability of any affiliate of ours to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on our ability to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by us on all matters properly presented to the limited partners, or (v) might result, in our reasonable judgment, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by us as a result of the transactions contemplated by our offer or the value of the units to us; or

          (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to our offer, your partnership, any general partner of your partnership, us or any affiliate of ours or your partnership, or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in our reasonable judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) of paragraph (c) above; or

          (e) your partnership shall have (i) changed, or authorized a change of, the units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities, (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business,
     (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced, (vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (viii) authorized, recommended or proposed, or entered into, any transaction which, in our reasonable judgment, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated; or

          (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Exchange Act), or it shall have been publicly disclosed or we shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than five percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than five percent of the units, other than acquisitions for bona fide arbitrage purposes, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation or other business combination with or involving your partnership; or

          (g) we shall not have adequate cash or financing commitments available to pay the for the units validly tendered; or

          (h) the offer to purchase may have an adverse effect on AIMCO's status as a REIT.

     The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such conditions or may be waived by us in whole or in part at any time and from time to time in our reasonable discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.

SECTION 18. CERTAIN LEGAL MATTERS.

     General. Except as set forth in this Section 18, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by our acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by us pursuant to the offer, other than the filing of a Tender Offer Statement on Schedule 14D-1 with the SEC (which has already been filed) and any required amendments thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership or its business, or that certain parts of its business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause us to elect to terminate the offer without purchasing units thereunder. Our obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 18.

     Antitrust. We do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by our offer.

     Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to our offer.

     State Laws. We are not aware of any jurisdiction in which the making of our offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) unitholders residing in such jurisdiction. In those jurisdictions with securities or blue sky laws that require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of us, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

SECTION 19. FEES AND EXPENSES.

     Except as set forth in this Section 19, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We have retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with our offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee limited partners to forward materials relating to the offer to beneficial owners of the units. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify it against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will also pay all costs and expenses of printing and mailing the offer and its legal fees and expenses.

                             ---------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF US NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     We have filed with the Commission a Tender Offer Statement on Schedule 14D-1, pursuant to Section 14(d)(1) and Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to our offer, and may file amendments thereto. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same place and in the same manner as described in "The Offer -- Section 13" under "Additional Information Concerning Your Partnership."

                                            AIMCO PROPERTIES, L.P.

                                                                         ANNEX I

                             OFFICERS AND DIRECTORS

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Carla R. Stoner, Senior Vice President -- Real Estate Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.

NAME                                                             POSITION
----                                                             --------
Terry Considine......................  Chairman of the Board of Directors and Chief Executive
                                       Officer
Peter K. Kompaniez...................  Vice Chairman, President and Director
Thomas W. Toomey.....................  Executive Vice President -- Finance and Administration
Joel F. Bonder.......................  Executive Vice President, General Counsel and Secretary
Patrick J. Foye......................  Executive Vice President
Robert Ty Howard.....................  Executive Vice President -- Ancillary Services
Steven D. Ira........................  Executive Vice President and Co-Founder
Harry G. Alcock......................  Senior Vice President -- Acquisitions
Troy D. Butts........................  Senior Vice President and Chief Financial Officer
Richard S. Ellwood...................  Director
J. Landis Martin.....................  Director
Thomas L. Rhodes.....................  Director
John D. Smith........................  Director

NAME                                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                                          ---------------------------------------------
Terry Considine......................  Chief Executive Officer of AIMCO and AIMCO-GP since July
                                       1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of
                                       Property Asset Management, L.L.C., Limited Liability
                                       Company, a Colorado limited liability company, and its
                                       related entities (collectively, "PAM"), one of AIMCO's
                                       predecessors. On October 1, 1996, Mr. Considine was
                                       appointed Co-Chairman and director of Asset Investors Corp.
                                       and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a
                                       principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities
                                       engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr.
                                       Considine received a B.A. from Harvard College, a J.D. from
                                       Harvard Law School and was formerly admitted as a member of the Massachusetts Bar (inactive).

NAME                                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                                          ---------------------------------------------
Peter K. Kompaniez...................  Mr. Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July
                                       1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has
                                       owned 75% of PDI Realty Enterprises, Inc., a Delaware
                                       corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                       1993, he served as President and Chief Executive Officer of
                                       Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and
                                       related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately
                                       8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of
                                       commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb
                                       where he had extensive real estate and REIT experience. Mr.
                                       Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
Thomas W. Toomey.....................  Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was
                                       promoted to Executive Vice-President-Finance and
                                       Administration in March 1997. Mr. Toomey has been Executive
                                       Vice President -- Finance and Administration of AIMCO-GP
                                       similar capacity with Lincoln Property Company ("LPC") as
                                       well as Vice President/Senior Controller and Director of
                                       Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From
                                       1984 to 1990, he was an audit manager with Arthur Andersen &
                                       Co. where he served real estate and banking clients. From
                                       1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                                       Leventhal & Company. Mr. Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State University and is a
                                       Certified Public Accountant.
Joel F. Bonder.......................  Mr. Bonder has served as Executive Vice President and
                                       General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of
                                       AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP
                                       Incorporated from April 1994 until December 1997. Mr. Bonder served as Vice President and Deputy General Counsel of NHP
                                       Incorporated from June 1991 to March 1994 and as Associate
                                       General Counsel of NHP from 1986 to 1991. From 1983 to 1985,
                                       Mr. Bonder was with the Washington, D.C. law firm of Lane &
                                       Edson, P.C. From 1979 to 1983, Mr. Bonder practiced with the
                                       Chicago law firm of Ross and Hardies. Mr. Bonder received an
                                       A.B. from the University of Rochester and a J.D. from
                                       Washington University School of Law.
Patrick J. Foye......................  Mr. Foye has served as Executive Vice President of AIMCO and
                                       AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye
                                       was a partner in the law firm of Skadden, Arps, Slate,
                                       Meagher & Flom LLP from 1989 to 1998 and was Managing
                                       Partner of the firm's Brussels, Budapest and Moscow offices from 1992 through 1994. Mr. Foye is also

NAME                                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                                          ---------------------------------------------
                                       Deputy Chairman of the Long Island Power Authority and
                                       serves as a member of the New York State Privatization
                                       Council. He received a B.A. from Fordham College and a J.D.
                                       from Fordham University Law School.
Robert Ty Howard.....................  Mr. Howard has served as Executive Vice
                                       President -- Ancillary Services since February 1998. Mr.
                                       Howard was appointed Executive Vice President -- Ancillary
                                       Services of AIMCO-GP in July 1998. Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or director of four
                                       affiliated companies, Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation. Mr. Howard was
                                       responsible for financing, mergers and acquisitions
                                       activities, investments in commercial real estate, both
                                       nationally and internationally, cinema development and
                                       interest rate risk management. From 1983 to 1988, he was
                                       employed by Spieker Properties. Mr. Howard received a B.A.
                                       from Amherst College, a J.D. from Harvard Law School and an
                                       M.B.A. from Stanford University Graduate School of Business.
Steven D. Ira........................  Mr. Ira is a Co-Founder of AIMCO and has served as Executive
                                       Vice President of AIMCO since July 1994. Mr. Ira has been
                                       Executive Vice President of AIMCO-GP since July 1998. From
                                       1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired
                                       extensive experience in property management. Between 1977
                                       and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                       Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and
                                       Ira. Mr. Ira served for several years on the National
                                       Apartment Manager Accreditation Board and is a former
                                       president of both the National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira is the sixth
                                       individual elected to the Hall of Fame of the National
                                       Apartment Association in its 54-year history. He holds a
                                       Certified Apartment Property Supervisor (CAPS) and a
                                       Certified Apartment Manager designation from the National
                                       Apartment Association, a Certified Property Manager (CPM)
                                       designation from the National Institute of Real Estate
                                       Management (IREM) and he is a member of the Board of
                                       Directors of the National Multi-Housing Council, the
                                       National Apartment Association and the Apartment Association
                                       of Metro Denver. Mr. Ira received a B.S. from Metropolitan
                                       State College in 1975.
Harry G. Alcock......................  Mr. Alcock has served as Vice President of AIMCO and
                                       AIMCO-GP since July 1996, and was promoted to Senior Vice
                                       President -- Acquisitions in October 1997, with
                                       responsibility for acquisition and financing activities
                                       since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From
                                       1988 to 1992, Mr. Alcock worked for Larwin Development
                                       Corp., a Los Angeles based real estate developer, with
                                       responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                       Mr. Alcock worked for Ford Aerospace Corp. He received his
                                       B.S. from San Jose State University.
Troy D. Butts........................  Mr. Butts has served as Senior Vice President and Chief
                                       Financial Officer of AIMCO since November 1997. Mr. Butts
                                       has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr.
                                       Butts served as a Senior Manager in

NAME                                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                                          ---------------------------------------------
                                       the audit practice of the Real Estate Services Group for
                                       Arthur Andersen LLP in Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were
                                       primarily publicly-held real estate companies, including
                                       office and multi-family real estate investment trusts. Mr.
                                       Butts holds a Bachelor of Business Administration degree in
                                       Accounting from Angelo State University and is a Certified
                                       Public Accountant.
Richard S. Ellwood...................  Mr. Ellwood was appointed a Director of AIMCO in July 1994
12 Auldwood Lane                       and is currently Chairman of the Audit Committee. Mr.
Rumson, NJ 07660                       Ellwood is the founder and President of R.S. Ellwood & Co.,
                                       Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr.
                                       Ellwood had 31 years experience on Wall Street as an
                                       investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas Becker from 1978 to
                                       1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                       various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                       Mr. Ellwood currently serves as a director of FelCor Suite
                                       Hotels, Inc. and Florida East Coast Industries, Inc.
J. Landis Martin.....................  Mr. Martin was appointed a Director of AIMCO in July 1994
199 Broadway                           and became Chairman of the Compensation Committee in March
Suite 4300                             1998. Mr. Martin has served as President and Chief Executive
Denver, CO 80202                       Officer and a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                                       ("TIMET") and NL Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of Tremont since 1998. Mr.
                                       Martin has served as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin
                                       served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In
                                       addition to Tremont, NL and TIMET, Mr. Martin is a director of Dresser, which is engaged in the petroleum services,
                                       hydrocarbon and engineering industries.
Carla R. Stoner......................  Ms. Stoner joined AIMCO in July 1997 as Vice President of
                                       Finance and Administration and became Senior Vice
                                       President -- Real Estate Accounting in November 1998. Prior
                                       to joining AIMCO, Ms. Stoner was with National Housing
                                       Partners since 1989. While at National Housing Partners, Ms.
                                       Stoner served as a real estate controller from 1989 to 1992, as Vice President of Accounting from 1992 to 1995 and as
                                       Interim Chief Information Officer from 1995 to July 1997.
                                       Prior to joining National Housing Partners, Ms. Stoner was a
                                       Senior Auditor with Deloitte & Touche from 1984 to 1989. Ms.
                                       Stoner received a B.A. in accounting from Virginia Tech.

NAME                                          PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
----                                          ---------------------------------------------
Thomas L. Rhodes.....................  Mr. Rhodes was appointed a Director of AIMCO in July 1994.
215 Lexington Avenue                   Mr. Rhodes has served as the President and a Director of
4th Floor                              National Review magazine since November 30, 1992, where he
New York, NY 10016                     has also served as a Director since 1998. From 1976 to 1992, he held various positions at Goldman, Sachs & Co. and was
                                       elected a General Partner in 1986 and served as a General
                                       Partner from 1987 until November 27, 1992. He is currently
                                       Co-Chairman of the Board, Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and Asset Investors
                                       Corporation. He also serves as a Director of Delphi
                                       Financial Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance Company, and the
                                       Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman
                                       of the Empire Foundation for Policy Research, a Founder and
                                       Trustee of Change NY, a Trustee of The Heritage Foundation,
                                       and a Trustee of the Manhattan Institute
John D. Smith........................  Mr. Smith was appointed a Director of AIMCO in November
3400 Peachtree Road Suite 831          1994. Mr. Smith is Principal and President of John D. Smith
Atlanta, GA 30326                      Developments. Mr. Smith has been a shopping center
                                       developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in
                                       Atlanta, Georgia. Mr. Smith is a Trustee and former
                                       President of the International Council of Shopping Centers
                                       and was selected to be a member of the American Society of
                                       Real Estate Counselors. Mr. Smith served as a Director for
                                       Pan-American Properties, Inc. (National Coal Board of Great
                                       Britain) formerly known as Continental Illinois Properties.
                                       He also serves as a director of American Fidelity Assurance
                                       Companies and is retained as an advisor by Shop System Study
                                       Society, Tokyo, Japan.

     The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.

                    The Information Agent for the Offer Is:

                     RIVER OAKS PARTNERSHIP SERVICES, INC.

           By Mail:                  By Overnight Courier:                 By Hand:
         P.O. Box 2065                 111 Commerce Road               111 Commerce Road
S. Hackensack, N.J. 07606-2065       Carlstadt, N.J. 07072           Carlstadt, N.J. 07072
                                  Attn.: Reorganization Dept.

                         For information, please call:

                            TOLL FREE (888) 349-2005